Exhibit 99.56

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated April 30, 2026 relating to the audited consolidated financial statements of Black Mammoth Metals Corporation (the “Company”) for the years ended December 31, 2025 and 2024 and the related notes to the financial statements, which is included in, or incorporated by reference into, the registration statement on Form 40-F of the Company being filed with the United States Securities and Exchange Commission.

Yours truly,

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

October 2, 2026